Exhibit 1.05

CDC Mobile Selected by Jiangsu Wuxi Mobile as a Mobile Content Provider

Company Moves Further Upstream into Content Provider Segment of MVAS Business

Beijing, April 13, 2007 — CDC Mobile, a leading provider of mobile value-added services (“MVAS”) in China and a business unit of CDC Corporation (NASDAQ: China), announced today it has entered into a mobile content agreement with Jiangsu Wuxi Mobile, a subsidiary of China Mobile.

Under the terms of the agreement, CDC Mobile will provide the carrier with rich MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) content, including ring tones, graphics, weather forecast, and more. CDC Mobile will also send the- content- on the carrier’s behalf to designated mobile subscribers. The carrier then will pay CDC Mobile for the mobile content as well as the content delivery.

Serving close to three million mobile subscribers, Jiansu Wuxi Mobile is a major mobile carrier in Jiangsu province. In 2006, the carrier contracted with CDC Mobile to send MMS on its behalf to its VIP customers. The two companies have been continuously exploring new cooperation opportunities and this new agreement further expands the partnership between the companies.

“We are pleased to deepen our cooperation with Jiangsu Wuxi Mobile,” said Donglei Fang, COO of China.com Inc. “Leveraging our direct connectivity and close relationship with local mobile operators in 29 provinces, we are well positoned to move further upstream into the content provider segment of MVAS business. We believe in the new MVAS operating environment and this strategy will increase our revenues and profits to help ensure our long-term growth. It will also empower us to address consumer demand quickly by offering a richer user experience and delivering higher value to end-users, all of which will ultimately improve the attractiveness of our MVAS services.”

In addition to emphasizing organic growth, CDC Mobile is also leveraging a strong cash position to selectively acquire synergistic and earnings-accretive companies in the industry. As previously announced, CDC Mobile is investing up to (U.S.)$100 million in its 3G Content Partner Program targeting leading 3G content providers and aggregators in North Asia and Europe, as well as the creation of new original content for the 3G marketplace.

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a (U.S.) $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 46.5 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements to the development of mobile content by CDC Mobile, the popularity of such mobile content in the China market, the development of CDC Mobile’s 3G Content Partner program, future acquisitions, future development of mobile 3G content market in China, the development of proprietary mobile content by CDC Mobile, and the increase of CDC Mobile’s market share through development of proprietary content,. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following, the ability to make investments in content partners, the ability of CDC Mobile to build proprietary mobile content products and services for the China market, the ability to make changes in business strategy, development plans and product offerings; the development of the 3G market in China and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com